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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC. 20549

                                   FORM 12B-25

                                                  Commission File Number: 1-5641
                                                                          ------

                           NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K  [ ] Form 11-K  [ ] Form 20-F  [ ] Form 10-Q
             [ ] Form N-SAR

For Period Ended: DECEMBER 31, 1998

[ ]    Transition Report on Form 10-K     [ ]    Transition Report on Form 10-Q
[ ]    Transition Report on Form 20-K     [ ]    Transition Report on Form N-SAR
[ ]    Transition Report on Form 11-K

For the Transition Period Ended: N/A

         Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant: INSTRON CORPORATION

Former name (if applicable): N/A

Address of principal executive office (Street and number): 100 ROYALL STREET

City, State and Zip Code: CANTON, MA 02021

                                     PART II
                             RULE 12B-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;



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[X]      (b) The subject annual report, semi-annual report, transition report on
         Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date;
         or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The Registrant's Annual Report on Form 10-K for the period ended December 31, 1998 cannot be filed within the prescribed time without unreasonable effort or expense. The Registrant is working with PricewaterhouseCoopers LLP to finalize its review of the classification of adjustments to current and deferred taxes for the fiscal year ended December 31, 1998. Due to these circumstances, the Company is requesting an extension on this Form 12b-25. The Registrant intends to file the Form 10-K within the time period specified by Rule 12b-25 of the Securities Exchange Act, as amended.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

             LINTON A. MOULDING, (781) 828-2500

         (2) Have all other periodic reports required under Section 13 or 14(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                      [X] Yes   [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                      [X] Yes   [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. SEE ATTACHMENT.




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                               INSTRON CORPORATION
--------------------------------------------------------------------------------
                  (Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized:



Date: March 31, 1999                     By: /s/ Linton A. Moulding
      --------------                         --------------------------------
                                             Chief Financial Officer

                  Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

         Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).




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                               INSTRON CORPORATION
                                 FILE NO. 1-5641
                                   FORM 12b-25

                               PART IV ATTACHMENT


         The Registrant's net revenues for the fiscal year ended December 31, 1998 ("fiscal 1998") totaled $183,029,000 compared with $155,660,000 for the fiscal year ended December 31, 1997 ("fiscal 1997"), an increase of 18%, due in part to the inclusion of previously announced acquisitions of Satec and IST. Net income for fiscal 1998 was $11,459,000, or $1.62 per diluted share, compared to $7,164,000, or $1.05 per diluted share, as reported for fiscal 1997. Net income for fiscal 1998 includes a gain of $6,867,000 or 97 cents per diluted share, from the sale of excess land and a special items charge of $4,232,000 or 60 cents per diluted share, for the cost of consolidating European operations and writing down the value of certain non-performing assets as reported in the first quarter of fiscal 1998. Excluding the gain and the special items charge, adjusted net income for fiscal 1998 was $8,824,000, or $1.25 per diluted share, an increase of 23% from fiscal 1997.